EXHIBIT 3.31

Amendment to Articles of Incorporation, dated March 19, 2009

State of Utah

DEPARTMENT OF COMMERCE

Division of Corporations & Commercial Code

Articles of Amendment to Articles of Incorporation (Profit)

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1. The name of the corporation is: EMAX Worldwide, Inc.

2. The date the following amendment(s) was adopted: March 19, 2009

3. If changing the corporation name, the new name of the corporation is:

4. The text of each amendment adopted (include attachment if additional space needed):

The company announces its newly appointed Board of Directors and officers

Roxanna Weber is the President, Secretary and Chairman of the Board

Slavoljub Stefanovic is a  Director

Dorliss Bright is the Vice President and a Director

Matthew Weber is a Director

5. If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6.  No shares have been issued but directors have been elected by the board of directors and controlling shareholders approved the appointment of directors.

7. Delayed effective date (if not to be effective upon filing) March 19, 2009 (not to exceed 90 days)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By:
Title: Secretary
Dated this 19th day of March, 2009